Powell Goldstein LLP
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September 2, 2008

Via EDGAR and Overnight Delivery

For Commission Use Only

Jay E. Ingram
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 First Street, N.E.
Washington, D.C.  20249

Re:	Health Discovery Corporation
Registration Statement on Form S-1
Filed May 13, 2008
File No. 333-150878

Dear Mr. Ingram:

Thank you for your comment letter, dated June 9, 2008, issued by the staff of the Division of Corporation Finance with respect to the Registration Statement on Form S-1 referenced above with respect to Health Discovery Corporation (the “Company”).  On behalf of the Company, our client, we have prepared this reply to the comment letter.

For your convenience, we have copied the comments into this letter and included the response below.

Comment:

General

1.
We note that the registration statement covers the resale of common shares that are being offered in large amounts by major shareholders, such as Prime Mover Capital Partners and Mr. Quirk.  In some situations, large resale transactions by affiliated parties may be considered transactions “by or on behalf of the issuer” for purposes of Rule 415(a)(4) of Regulation C.  Under the rule, equity securities offered by or on behalf of the registrant cannot be sold “at the market” price unless the offering satisfies the requirements set forth in the rule.  It appears as though you have concluded that the proposed resale of the common shares by your affiliates is appropriately characterized as a secondary offering under Rule 415(a)(1)(i).  Please provide us with a detailed legal analysis supporting your conclusion.

Jay E. Ingram
United States Securities and Exchange Commission
September 2, 2008

Response:

The Company has concluded that the contemplated resale is appropriately characterized as a secondary offering under Rule 415(a)(1)(i) because no affiliate is contemplated to make a large resale of Company stock.  While the Company has concluded that Mr. Quirk is no longer an affiliate, in order to simplify the review process, at the Company’s request, Mr. Quirk has agreed to let the Company remove his shares from this registration statement, although he retains the right to make a subsequent request for the Company to register those shares, and the Company will pursue the Staff’s inquiry if that request is ever submitted.

With respect to Prime Mover Capital Partners, the Company also has concluded that it is not an affiliate.  The question as to whether a shareholder is an affiliate is a question of fact and relates to the shareholder’s ability to control the registrant.  Prime Mover has no ability to influence management of the Company other than through its equity ownership, which is heavily weighted by warrants that are considerably under water, has no contractual right to nominate a director or to approve any transaction and does not even have access to confidential Company information

Prime Mover owns 6,875,000 shares out of the Company’s 176,444,390 issued and outstanding shares, or approximately 3.9%.  (The Company believes that it is appropriate to include the 7,437,184 issued and outstanding preferred shares in computing the relevant ownership percentages because the preferred stock votes together as one class with shares of common stock and, other than a preference upon liquidation, has identical rights as the common shares.)

In addition, Prime Mover owns warrants to acquire an additional 13,750,000 shares.  Accordingly, Prime Mover’s ownership as reflected in the Selling Shareholders table does increase to 11.7%, assuming Prime Mover is the only selling shareholder that exercises its warrants.  However, the Company believes it is unreasonable to expect a situation when only Prime Mover exercises its warrants but no other selling shareholder would.  Assuming that all of the 103,077,644 warrants that were issued in the private placement in which Prime Mover obtained its warrants are considered, Prime Mover’s ownership is only 7.4%, and drops to 5.1% when all vested Company options and warrants are factored into the calculation.  In determining Prime Mover’s ownership percentage, it is also important to keep in mind that the closing price of the Company’s common stock on August 20, 2008 was $0.07 and would have to double to $0.14 to equal the exercise price of just half of Prime Mover Capital’s warrants and would have to increase to $0.19 to equal the exercise price of the remainder of Prime Mover’s warrants.  The Company’s stock price has not been $0.14 since March 8, 2007.

Given Prime Mover Capital’s lack of any involvement in the management of the Company or even access to confidential information, the only indicia of being an affiliate relates to its ownership of Company stock.  While significant equity ownership is a factor in determining affiliate status, it is merely a rebuttable presumption when in excess of 10%.  In light of the nature of Prime Mover’s ownership and its inability to otherwise exert control over the Company, the Company has concluded that Prime Mover is not an affiliate.

Jay E. Ingram
United States Securities and Exchange Commission
September 2, 2008

Comment:

The Offering, page 2

2.
Here, or in connection with your Item 507 disclosure, please provide a materially complete discussion of how the selling shareholders acquired the securities that you are registering on their behalf for resale.  The background of the issuances to the selling shareholders and the nature of the arrangements, agreements, and relationships with the company should include, for each selling securityholder, a discussion of the date of the transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale, the instrument(s) that define the rights of the securityholders, and the private placement agent, if any.

Response:

We have revised the first paragraph of the section titled “Selling Shareholders” to include the requested information.

Comment:

Selling Shareholders, page 13

3.
With respect to the shares to be offered for resale by legal entities, please disclose the individual or individuals who exercise the voting and dispositive powers.  See Interp. 1.60 of Telephone Interp. Manual (July 1997) and Interp. 45 of Reg. S-K section of 3/99 Supp. to Manual.

Response:

We have revised the table of selling shareholders to set forth the individual or individuals who exercise voting and dispositive powers.

Comment:

4.
Footnote 12 relating to the chart on page 14 states that Manish Vora is an affiliate of a broker-dealer.  Please represent, if true, whether: (i) the seller purchased the securities in the ordinary course of business and (ii) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.  If you are not able to so represent, please identify the selling stockholder as an underwriter.

Response:

We have revised the footnote relating to Manish Vora accordingly.

Jay E. Ingram
United States Securities and Exchange Commission
September 2, 2008

Comment:

5.
The footnotes to the chart on page 14 describe how the shares were acquired by each selling shareholder but it is unclear which of the securities are being offered as part of this registration statement.  It appears that the securities that are the subject of this registration statement were acquired entirely in the September 7, 2007 private placement of 31,937,500 shares of restricted common stock for cash, and the conversion of secured debt to equity of 19,601,322 shares of common stock and 7,437,184 shares of Series A Preferred Stock.  Please clarify which securities of each selling shareholder are being offered in this registration statement.

Response:

The securities that are the subject of this registration statement were acquired entirely in the September 7, 2007 private placement.  The only securities that are being registered are the shares of Company common stock that may be issued upon exercise of the warrants that were issued in connection with the private placement.  We have revised the disclosure in the section entitled “Selling Shareholders” as well as the table of Selling Shareholders to clarify.

Comment:

Description  of Capital Stock, page 42

6.	Please provide the information required in Item 202(c) of Regulation S-K regarding the warrants in the section entitled “Description of Capital Stock” on page 42 including:

•	The amount of securities called for by such warrants or rights;

•	The period during which and the price at which the warrants or rights are exercisable;

•	The amount of warrants or rights outstanding;

•	Provisions for changes to or adjustments in the exercise price; and

•	Any other material terms of such rights on warrants.
Response:

We have revised the section entitled “Description of Capital Stock” to reflect the requested disclosure.

Comment:

Financial Statements, pages Fl - F16

7.	Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X.

Jay E. Ingram
United States Securities and Exchange Commission
September 2, 2008

Response:

Updated financial statements have been included in the amendment.

Comment:

Recent Sales of Unregistered Securities, page II-2

8.	For each private placement discussed in Item 15 of the prospectus on page II-2, please provide the following as required by Item 701 of Regulation S-K:

•
Provide the specific exemption that you relied upon in offering such securities without registration under the Securities Act of 1933.  Also briefly disclose the facts upon which you relied in applying the exemption.

•	Name the persons or identify the class of persons to whom the securities were sold.

•	Name the underwriters, if any.

•	As to the securities sold for cash, state the aggregate underwriting discounts or commissions.

Response:

We have revised Item 15 to include the requested disclosure.

Comment:

9.
Note K to the Financial Statements on page F-14 describes an issuance of 3,400,000 warrants to consultants and other service providers in January 2006 and an issuance of 3,000,000 warrants to two directors in January 2006.  Please discuss these transactions in your Item 15 disclosure.

Response:

We have revised Item 15 to include the requested disclosure.

Comment:

Undertakings, page II-6

10.
Please provide all the appropriate undertakings required by Item 512 of Regulation S-K that apply.  Specifically, it appears that Rule 430C of the Securities Act of 1933 may be applicable and the undertakings required by Item 512(a)(5)(ii) of Regulation S-K should be included.  The undertaking currently listed in paragraph (6) of Item 17 relating to Rule 430A does not seem applicable.  Please revise or explain.

Jay E. Ingram
United States Securities and Exchange Commission
September 2, 2008

Response:

We have revised the undertakings as appropriate.

Comment:

11.
Please describe why the undertaking described in paragraph 4 of Item 17 relates to the transaction in this registration statement.  It does not appear that this registration statement covers the primary offering of securities.

Response:

We have deleted this undertaking.

We trust this response has addressed your concerns.  Please do not hesitate to let us know any additional questions or comments that the staff may have.  Thank you.

                            Very truly yours,

                            /s/ Todd Wade

                            Todd Wade
                            For Powell Goldstein LLP
cc:           Stephen D. Barnhill